VIA FEDERAL EXPRESS, FACSIMILE AND EDGAR
----------------------------------------


May 6, 2005


Mr. Rufus Decker
Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 5-10
450 Fifth Street, N.W.
Washington, DC  20549

RE:      CFC International Inc.
         Form 10-K for the Year Ended December 31, 2004
         File No. 0-27222

Dear Mr. Decker:

This letter is in response to your April 22, 2005 letter addressed to Mr. Dennis Lakomy, Executive Vice President and Chief Financial Officer, CFC International, Inc. related to the Securities and Exchange Commission's review of the Company's Form 10-K for the fiscal year ended December 31, 204. The Securities and Exchange Commission's comments and the Company's responses are provided below.

Comment 1.     (Comment applicable to overall filing)

               Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.


Response:      Included in our responses are the expected revisions or
               disclosures to be considered and incorporated in future quarterly and annual filings.


Comment 2.     (Management's Discussion and Analysis of Financial Condition and
               Results of Operations - Results of Operations, page 23)

               You discuss the business reasons for changes between periods in your financial statement line items. However, in certain circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item if possible. Please quantify each business reason where practical. Refer to Item 303 (a)(3) of Regulation S-K and Financial Reporting Codification 501.04.


Response:      We have included additional information which reflects the quantification of each business reason where practical. Below underlined are the added disclosures.


               2004 Compared to 2003

               Net sales for the year ended December 31, 2004 increased 31.5% to $82.6 from $62.8 million for the year ended December 31, 2003. The strength of the Euro accounted for $2.0 million of the increase in sales in 2004. Holographic product net sales increased 25.9% to $18.7 from $14.9 million for the year ended December 31, 2003, primarily due to gains in the packaging market, plus an increase in sales of security labels due to increased penetration and new security features. Printed products net sales for the year ended December 31, 2004 increased 73.4% to $29.7 from $17.1 million for the year ended December 31, 2003. This was primarily due to a major competitor exiting the market in February 2004. Security products (mag stripe, signature panels, tipping products for credit cards, intaglio printed documents and gift cards) net sales increased 29.4% to $10.8 from $8.4 million. This increase is due primarily to an increase in the volume of gift card business. Pharmaceutical product net sales increased 6.4% to $11.8 from $11.1 million, primarily as a result of sales to existing European customers in the first half of 2004. Net sales of specialty pigmented and simulated metal products increased 1.7% to $11.5 from $11.3 million, primarily due to the appreciation of the Euro, somewhat offset by a decrease in domestic sales due to the Company exiting lower margin business.

               Cost of goods sold for the year ended December 31, 2004 increased 27.2% to $54.0 from $42.5 million for the year ended December 31, 2003 primarily due to the increase in sales. The cost of sales as a percentage of net sales for the year ended December 31, 2004 was 65.4% as compared to 67.6% for the year ended December 31, 2003. The decrease in cost of goods sold as a percentage of net sales was primarily the result of an increase in productivity which resulted in lower direct labor costs and better utilization of the Company's fixed manufacturing costs.

               Selling, general and administrative expenses increased 11.5% to $15.2 in 2004 from $13.6 million in 2003. The increase in selling, general and administrative expenses is primarily due to the increase in incentive payments of approximately $1.0 million and to the strength of the Euro in the amount of approximately $321,000, as well as the addition of sales and marketing resources. Selling, general and administrative expenses for the year ended December 31, 2004 and 2003 as a percentage of net sales decreased to 18.4% from 21.7% as a percentage of net sales. This decrease was a result of increased sales.

               Research and development expenses for the year ended December 31, 2004 increased 36.5% to $3.0 from $2.2 million for the year ended December 31, 2003. The increase in research and development expense was primarily due to incentive payments of $533,000 and cost of living adjustments. Research and development expenses for the year ended December 31, 2004 and December 31, 2003 as a percentage of net sales increased to 3.6 % from 3.5%, respectively. The increase in research and development as a percentage of net sales increased due to incentive payments and

               Depreciation and amortization expense for the year ended December 31, 2004 increased 9.2% to $4.6 from $4.2 million for the year ended December 31, 2003. This increase was primarily due to the strength of the Euro. Depreciation and amortization expense as a percentage of net sales for the year ended December 31, 2004 decreased to 5.5% from 6.7% for the year ended December 31, 2003. The decrease in percentage was primarily due to the increase in sales.

               Operating income for the year ended December 31, 2004 increased 1,614.6% to $5.8 from $0.3 million for the year ended December 31, 2003. Operating income for the year ended December 31, 2004, increased as a percentage of net sales to 7.0% from 0.5% for the year ended December 31, 2003 due to the reasons noted above with respect to changes in revenues and expenses.

               Interest expense for the year ended December 31, 2004 remained constant at $1.1 million when compared to the year ended December 31, 2003.

               Interest income for the year ended December 31, 2004 increased to $35,000 from $10,000 for the year ended December 31, 2003. This increase was primarily the result of the Company accumulating cash during the year and earnings on the cash.

               Other income for the year ended December 31, 2004 increased to $108,000 from $25,000 for the year ended December 31, 2003. This increase represented rental income from the previous owner, now tenant, in the adjacent building west of the Company's Chicago Heights, Illinois facility purchased in February, 2004.

               Gain on foreign currency exchange for the year ended December 31, 2004 decreased 7.4% to $939,000 from $1.0 million for the year ended December 31, 2003. This was a result of the strength of the Euro against the U.S. dollar.

               The change in provision (benefit) for income taxes is principally related to the change in income (loss) before income taxes. Because of the amount of the loss generated in 2003, permanent tax items had a more significant effect on the taxable income and the tax provision recorded during the year.

               Net income for the year ended December 31, 2004 increased to $4.0 million from $261,000 for the year ended December 31, 2003. The net income for the year was due to reasons discussed previously with respect to changes in revenues and expenses.

               2003 Compared to 2002

               Net sales for the year ended December 31, 2003 increased 1.5% to $62.8 from $61.9 million for the year ended December 31, 2002. The strength of the Euro accounted for $3.7 million of the increase in sales in 2003. Holographic product net sales increased 25.8% to $14.9 from $11.8 million for the year ended December 31, 2002, primarily due to gains in the packaging market plus an increase in sales of security labels due to increased penetration and new security features. Printed products net sales for the year ended December 31, 2003 decreased 3.0% to $17.1 million from $17.7 million for the year ended December 31, 2002. This was primarily due to a decrease in volume due to competition from low priced Asian imports. Security products (mag stripe, signature panels, tipping products for credit cards, intaglio printed documents and gift cards) net sales decreased 25.8% to $8.4 from $11.3 million. This decrease is due primarily to a decrease in volume of gift card business associated with a customer that was working off excess inventory it purchased in 2002. Pharmaceutical product net sales increased 4.0% to $11.1 from $10.6 million, primarily as a result of sales to existing European customers in the first half of 2003. Net sales of specialty pigmented and simulated metal products increased 8.4% to $11.3 from $10.5 million, primarily due to the appreciation of the Euro, somewhat offset by a decrease in domestic sales due to the Company exiting lower margin business.

               Cost of goods sold for the year ended December 31, 2003 increased 10.3% to $42.5 from $38.5 million for the year ended December 31, 2002. Higher scrap domestically of $300,000, coupled with the strength of the Euro in converting European manufacturing costs into U.S. dollars of $2 million and a decrease in the gift card business sales volume described above, which has a lower percent cost (as the material is provided by the customer), resulted in the increased costs. In addition, the Company incurred costs necessary to retain trained production people in anticipation of an increase in its printed woodgrain patterned products because of a major competitor exiting the market. The Company also incurred costs in hiring and training new printed woodgrain patterns production personnel in the mid-fourth quarter 2003 of $230,000. Lastly, in 2002, the Company benefited from additional volume purchase discounts of $250,000 when compared to 2003. The cost of sales as a percentage of net sales for the year ended December 31, 2003 was 67.6% as compared to 62.2% for the year ended December 31, 2002. The increase in cost of goods sold as a percentage of net sales was due to the reasons noted above.

               Selling, general and administrative expenses increased 4.4% in 2003 to $13.6 from $12.9 million in 2002. The increase in selling, general and administrative expenses is primarily due to the strength of the Euro, in the amount of approximately $800,000, and a $300,000 benefit related to a settlement of past sales tax liabilities with the State of Illinois in 2002 that did not repeat in 2003, offset by the time between terminations and investment in new hires in 2003 of $126,000, and a gain on the sale of land and building in Germany of $196,000. As a result, selling, general and administrative expenses for the year ended December 31, 2003 increased to 21.7% from 20.8% for the year ended December 31, 2002 as a percentage of net sales.

               Research and development expenses for the year ended December 31, 2003 increased 6.1% to $2.2 from $2.0 million for the year ended December 31, 2002. The increase in research and development expense was primarily due to cost of living adjustments. Research and development expenses for the year ended December 31, 2003 and December 31, 2002 as a percentage of net sales were 3.5% and 3.3%, respectively.

               Depreciation and amortization expense for the year ended December 31, 2003 increased 6.0% to $4.2 from $4.0 million for the year ended December 31, 2002. This increase was primarily due to the strength of the Euro. Depreciation and amortization expense as a percentage of net sales for the year ended December 31, 2003 increased to 6.6% from 6.4% for the year ended December 31, 2002.

               Operating income for the year ended December 31, 2003 decreased 92.2% to $339,000 from $4.3 million for the year ended December 31, 2002. Operating income for the year ended December 31, 2003, decreased as a percentage of net sales to 0.5% from 7.0% for the year ended December 31, 2002 due to the reasons noted above with respect to changes in revenues and expenses.

               Interest expense for the year ended December 31, 2003 decreased 10.6% to $1.1 from $1.2 million for the year ended December 31, 2002. The decrease in interest expense was a result of a decrease in the interest rate paid on outstanding debt.

               Interest income for the year ended December 31, 2003 decreased to $0 from $29,000 for the year ended December 31, 2002. This decrease was primarily the result of the Company receiving interest on income tax refunds in the second and fourth quarters of 2002 that was not repeated in 2003.

               Other income for the year ended December 31, 2003 decreased to $26,000 from $28,000 for the year ended December 31, 2002.

               Gain on foreign currency exchange for the year ended December 31, 2003 increased 47.5% to $1.0 million from $688,000 for the year ended December 31, 2002. This was primarily the result of the strength of the U.S. dollar and the variation in account balances due to transactions during the period.

               The change in (benefit) provision for income taxes is principally related to the change in (loss) income before income taxes. Because of the amount of the loss generated in 2003, permanent tax items had a more significant effect on the taxable income and the tax provision recorded during the year.

               Net income for the year ended December 31, 2003 decreased to $261,000 from $2,741,000 for the year ended December 31, 2002. The net loss for the year was due to reasons discussed previously with respect to changes in revenues and expenses.

Comment  3.    (Significant Accounting Policies, Intangible Assets, page 29)

               Please expand your discussion of intangible assets to include the significant judgements involved with the evaluation of your assets for impairment. Please include a discussion of how your assets are evaluated for potential impairment, how impairment indicators are evaluated, and how the fair value of your long-lived assets is determined.


Response:      The Company has and will continue to perform an annual
               impairment test, as required by SFAS 142, for goodwill. For its impairment test, the Company determines the fair value of the reporting unit based upon discounted future cash flows associated with the acquired business. Management reviews expected future cash flows and in so forecasting considers historical results. Judgements include estimates of future sales volume and pricing as well as the associated expenses.
               The Company also considers changes in known business trends, including product and customer activity.

               With respect to finite lived intangibles, the Company reviews and assesses the holographic revenues generated from the asset purchases. To date revenues and related margins associated with these intangible purchases have grown each year. The Company considers new product development and known sales trends in assessing whether or not any matters requiring an impairment review exist. This would also include a review of revenues by product, and general business trends.

               Accordingly, the disclosure in MDA will be revised in future filings as follows:

               Intangible Assets. Intangible assets include the excess of cost over the fair value of net assets of businesses acquired (goodwill) and holographic base coat and worldwide holographic rights. The holographic intangible assets are being amortized on a straight-line basis over periods of 10 to 15 years and assume no residual value. Beginning January 1, 2002, the Company no longer amortizes goodwill (see footnote 2 to the financial statements), but reviews it for impairment on an annual basis. The Company uses a discounted future cash flow analysis, prepared as of December 31 of each year to assess whether or not goodwill is impaired, unless events occur that require such a review. Management also considers changes in business trends and customer sales activity when evaluating whether any impairment exists. The reporting unit goodwill relates to has historically been very profitable. With respect to its Holographic intangible assets, the Company periodically reviews sales by product type and margin trends, customer sales activity and changes in business trends to assess whether or not a triggering event requires an impairment review. The Company would assess fair value based upon discounting future cash flows when determining whether or not an impairment exists.

Comment 4.     (Revenue Recognition, page 29)

               You indicate that for certain transactions revenue is recognized upon completion of manufacturing or upon use by the customer. Please explain the types of transactions in which revenue is recognized upon completion of manufacturing or upon use by the customer. Please also provide accounting literature to support your recognition of revenue upon completion of manufacturing.


Response:      For services provided which relate to some of its gift card business (less than 3% of total revenue) the Company is paid a
               fee for the actual services provided.   The Company receives a
               "blank" gift card from certain gift card customers and provides some or all of the following services: prints a value, serial number and/or PIN number on the card, applies a scratch-off tape; edits the information electronically and packs the cards, all of which are performed as part of the same customer order.
               The Company never takes title to these cards. Revenues for these services are recorded upon completion of the last processing step, at which time, the Company bills the customer for the total service as agreed to, based upon the customer's purchase order. For example, terms of the customer purchase order are based upon a pricing matrix which takes into account the volume of the cards processed. In limited circumstances, the Company is also paid a fee to deliver gift cards on behalf of the customer. These revenues are recognized when this service is performed.

               The Company also maintains inventory at a few of its customer locations. The Company retains title to this inventory until such time it is used by the customer. The Company receives and reviews monthly usage activity from these customers. Based upon the monthly usage, revenue is recorded in the month it was used by the customer. To validate this information, Company representatives physically inspected the on hand inventory quantities on a quarterly basis.


Comment 5.     (Liquidity and Capital Resources  - Contractual Cash
               Obligations, page 32)

               Please revise your table of contractual cash obligations to include estimated payments under your interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response:      The table will be revised to incorporate interest payments associated with the Company's interest swap agreements. The
               Company believes interest rates will rise over the next couple of years and therefore these interest swap agreements have put a cap on the Company's exposure

               The Company will revise its table in future filings to incorporate the following:


                                           Due       Due        Due      2010
                                         < 1 Yr.   2-3 Yrs.   4-5 Yrs.   After
                                         -------   --------   --------   -----

Interest payment under swap contract.... 243,384    357,668     9,841        0

Interest on Remaining Debt.............. 711,314    897,424   313,766   66,222
                                         -------  ---------   -------   ------
         Total Interest................. 954,698  1,255,092   323,607   66,222
                                         =======  =========   =======   ======


The Company anticipates that interest rates under its swap contract will be less than the prevailing interest rates.


Comment 6.     (Contractual Obligations, page 23)

               You indicated that your total operating lease obligations was $1,276,352 as of December 31, 2004. However, your total operating lease obligations was $4,164,375 as of December 31, 2003. Please tell us the reason for the significant change in your operating lease obligations for the prior year to the current year.


Response:      The main decrease in our operating lease obligations between
               2003 to 2004 is the closing of our U.K. facility and subleasing of that facility which reduced total future lease obligations by $1.8 million. The Company also no longer leases another building it used for storage due to the purchase of adjacent
               Chicago Heights property in 2004. The landlord was able to find another tenant and permitted the Company to exit the lease without any cost. The Company's purchase of the Chicago Heights property bordering its existing Chicago Heights facility, therefore reduced operating lease expenses by $300,000 annually.
               In addition, the Company revised its automobile leases which resulted in a $600,000 decrease. The remaining variance was due to three machine leases that were bought out during 2004, reducing total future lease commitments by $131,000.

               The Company will revise the last paragraph of Note 7 to reflect the gross payments and expected sublease income associated with the U.K. facility.


Comment 7.     (Financial Statements, Note 3 - Significant Accounting Policies,
               Warranty Costs, Page 45)

               Please disclose the information required by paragraph 14 of FIN 45 regarding your product warranty costs.

Response:      Based upon the nature of the products sold, the Company is promptly notified by its customers of products that do not meet agreed to specifications. The Company is normally notified within 30 days of shipment. The Company provides for credit memos to be issued for such warranty and product returns.
               Because there is no extended notification timeframe, the Company can specifically identify and quantify such items in connection with the preparation of its financial statements in a timely manner. The Company has historically had very few known warranty issues for specific products more than six months after shipment. If known, they are considered in establishing the amount of a warranty reserve. Accordingly, the Company has no warranty accrual at December 31, 2004 and 2003. It has provided for customer credit memos relating to such matters and these are included in the customer credits reserve.

               As disclosed in the footnotes, warranty expenses have historically not been significant and no accrual has been recorded as of December 31, 2004 and 2003. Thus the Company does not believe that any additional disclosure under FIN 45 need be provided. If warranty expenses or the accrual are material at a future time, the Company will include the required disclosure under FIN 45.

Comment 8.     (Financial Statements, SFAS 123, page 45)

               Please disclose your comparisons of as reported earnings amounts to the pro Forma net (loss) income amounts as if you had fully adopted SFAS 123. Please be sure include each of the line items required by paragraphs 45.c(1) to (4) of SFAS 123, as amended by SFAS 148.

Response:      The Company has included the required disclosures of SFAS 123 paragraph 45 in its significant accounting polices footnote.
               Because such information did not fit on page 45 and has been provided at the top of page 46. Please see the original filing.

Comment 9.     (Financial Statements, Note 5 - Long-Term Debt and Other
               Liabilities, page 48)

               You indicate that you are in compliance with or have obtained waivers for the covenants of various credit agreements. Please disclose how frequently your compliance with your debt covenants is required to be assessed under your debt agreements and the results of those assessments subsequent to December 31, 2004. Please disclose whether you violated one or more debt covenants as of March 31, 2005 and whether additional waivers were required. Please disclose the date you obtained each waiver and the terms and duration of each waiver. Supplementally tell us whether it was probable that you would not be able to comply with each of the violated covenants at subsequent measurement dates within the twelve months following December 31, 2004 and within the twelve months following March 31, 2005. Please tell us how you have classified each credit agreement as of each balance sheet date. While SFAS 78 directs that the probability of future compliance with a covenant be considered, the probability of future waiver or covenant amendment is not relevant to debt classification.

Response:      The Company's Credit Agreements with its bank requires that an annual physical inventory of its fixed assets be taken. In late summer 2004, the Company received a verbal waiver from its bank as it did not expect to complete such a physical inspection during 2004. During the year end audit, the Company requested and received from the bank a written waiver of the annual fixed asset inventory requirement for fiscal 2004. The waiver letter was dated February 9, 2005. The waiver did not include any other requirements or terms. No other covenant violations existed at December 31, 2004. The Company reviews compliance with its credit agreements on a monthly, quarterly and on an annual basis. The
               Credit Agreements contain very few financial covenants, the most significant of which are the requirements of $12 million of tangible net worth at year end and $1,000 of annual net income.
               Through April 30, 2005, the Company was in compliance with all covenants required as of that date intends to either complete a physical inventory of its fixed assets during 2005 or modify its existing Credit Agreements during 2005 to eliminate such a requirement.

               The Credit Agreements include revolving and term loan borrowings. Borrowings under revolving credit arrangements are all classified as current liabilities in the consolidated balance sheet. Principal payments of the Company's term loans and other debt are classified based upon the scheduled payment dates.

Comment 10.    (Exhibits 31.2 and 31.2)

               Please confirm that the inclusion of your CEO and CFO's title was not intended to limit the capacity in which such individuals provided the certifications. Please remove the reference to the CEO and CFO's titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.


Response:      This will confirm that the inclusion of our CEO and CFO's
               titles in the introductory paragraph of the certifications was not intended to limit the capacity in which such individuals provided the certifications. We will remove the reference to the CEO and CFO's titles in the introductory paragraph of the certifications provided in future filings.


We will comply with your request. The titles were included so we would comply with how we were advised to draft this document.

Per your direction the Company acknowledges the following:

o The company is responsible for the adequacy and accuracy of the disclosure in their filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



Dennis W. Lakomy
Executive Vice President,
Chief Financial Officer